SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                                SCANA Corporation

     ---------------------------------------------------------------------

                               Name of Registrant
               Name, Title And Address Of Officer To Whom Notices
        And Correspondence Concerning This Statement Should Be Addressed
                                H. Thomas Arthur
                     Senior Vice President & General Counsel
                                SCANA Corporation
                                1426 Main Street

                         Columbia, South Carolina 29201

                            Glossary of Defined Terms

Act                  Public Utility Holding Company Act of 1935, as amended

Commission           Securities and Exchange Commission

ETC                  Exempt Telecommunications Company as defined in
                     Section 34 of the Act

FERC                 Federal Energy Regulatory Commission

Financing U-1        The Form U-1 Application/Declaration filed by SCANA
                     Corporation, et al. in File No. 70-9533

GENCO                South Carolina Generating Company, Inc.

Merger The business combination between SCANA Corporation and Public Service Company of North Carolina, Incorporated

Merger U-1           The Form U-1  Application/Declaration  filed by SCANA
                     Corporation in File No. 70-9521

NCUC                 North Carolina Utilities Commission

Original Indenture   SCE&G's indenture of mortgage or deed of trust dated
                     January 1, 1945

PSNC                 Public Service Company of North Carolina, Incorporated

SCANA                SCANA Corporation

SCANA Services       SCANA Services, Inc.

SCE&G                South Carolina Electric & Gas Company

SCPSC                South Carolina Public Service Commission

                             REGISTRATION STATEMENT

1.  Exact Name of Registrant:  SCANA Corporation

2.  Address of Principal Executive Offices:  1426 Main Street, Columbia,
                                             South Carolina 29201

3.  Name and address of Chief Accounting Officer:    Kevin B. Marsh,
    Chief Financial Officer, SCANA Corporation, 1426 Main Street,
    Columbia, South Carolina 29201

4. Certain information as to the registrant and each subsidiary company thereof:



NAME OF COMPANY                                   ORGANIZATION              STATE             TYPE OF BUSINESS
--------------------------------------------------------------------------------------------------------


SCANA                                             Corporation                SC               Holding Company
         SCE&G                                    Corporation                SC               Combination Electric and
                                                                                                Gas Utility
                  SCE&G Trust I                   Trust                      DE               Financing Entity
         GENCO                                    Corporation                SC               Electric Company
         South Carolina Fuel Company, Inc.        Corporation                SC               Financing Entity
         South Carolina Pipeline Corporation      Corporation                SC               Natural Gas Procurement
                                                                                                and Transmission
                  C&T Pipeline, LLC               Limited Liability Company  SC               Not Active
         SCANA Propane Gas, Inc.                  Corporation                SC               Not Active
                  SCANA Propane Supply, Inc.      Corporation                SC               Not Active
                  USA Cylinder Exchange, Inc.     Corporation                SC               Not Active
         SCANA Energy Marketing, Inc.             Corporation                SC               Energy-Related Services
                  SCANA Energy Trading, LLC       Limited Liability Company  SC               Energy-Related Services
         SCANA Petroleum Resources, Inc.          Corporation                SC               Not Active
                  SPR Gas Services, Inc.          Corporation                SC               Not Active
         SCANA Services, Inc.                     Corporation                SC               Service Company
         SCANA Communications, Inc.*              Corporation                SC               Communications
                  SCANA Communications
                      Holdings, Inc.*             Corporation                DE               Telecom Investments
                           Powertel, Inc.*        Corporation                DE               Communications
                  FRC, LLC*                       Limited Liability Company  SC               Communications
         Primesouth Inc.                          Corporation                SC               Energy Management
                                                                                                Services
                  Palmark, Inc.                   Corporation                SC               Energy Management
                                                                                                Services
         SCANA Resources, Inc.                    Corporation                SC               Energy-Related Services
                  Instel, Inc.                    Corporation                SC               Inactive
         ServiceCare, Inc.                        Corporation                SC               Energy-Related Services
         SCANA Propane Storage, Inc.              Corporation                SC               Not Active
         SCANA Development Corporation            Corporation                SC               Not Active
         South Atlantic Farms                     Corporation                SC               Real Estate
         Cogen South, LLC                         Limited Liability Company  DE               Energy-Related Services
         Palmetto Lime, LLC                       Limited Liability Company  SC               Production of Lime
         PSNC                                     Corporation                SC               Gas Utility
                  Clean Energy Enterprises, Inc.  Corporation                NC               Alternative Fuel
                  PSNC Blue Ridge Corporation     Corporation                NC               Equity Investments
                           Pine Needle LNG
                             Company, LLC**       Limited Liability Company  NC               LNG Storage Facility
                  PSNC Production Corporation     Corporation                NC                Natural Gas Procurement
                           SCANA Public Service
                                 Company, LLC     Limited Liability Company  DE               Energy-Related Services
                  PSNC Cardinal Pipeline Company  Corporation                NC                Equity Investments
                           Cardinal Pipeline
                               Company, LLC**     Limited Liability Company  NC               Natural Gas
                                                                                                Transmission

         *       ETC
         **      Exempt pursuant to Rule 16.

                                    BUSINESS

5. (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

               Information regarding the general business of SCANA and its subsidiaries and information regarding the statistics relating to sales, purchases, operating revenues, and customers for SCANA and its subsidiaries during the past five years can be found in the following documents: Items 1 and 6 of the Annual Report of SCANA on Form 10-K for the year ended December 31, 1999 (File No. 1-8809), SCANA's Quarterly Report on Form 10-Q for the transition period from October 1, 1999 to December 31, 1999 (File No. 1-8809), Items 1 and 6 of the Annual Report of PSNC for the fiscal year ended September 30, 1999 (File No. 1-11429), PSNC's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as amended by Form 10-Q/A filed on

          March 27, 2000 (File No. 1-11429) and the Merger U-1, each of which is incorporated by reference herein.

     (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

               Information regarding any substantial changes which may have occurred in the general character of the business of SCANA and its subsidiaries during the preceding five years can be found in SCANA's and PSNC's respective 10-Ks for each of the previous five years and which were previously filed with the Commission and are incorporated by reference herein.

                                    PROPERTY

6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

               See Item 2 of the Annual Report of SCANA on Form 10-K for the year ended December 31, 1999 (File No. 1-8809), SCANA's Quarterly Report on Form 10-Q for the transition period from October 1, 1999 to December 31, 1999 (File No. 1-8809), Item 2 of the Annual Report of PSNC for the fiscal year ended September 30, 1999 (File No. 1-11429) and PSNC's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as amended by Form 10-Q/A filed on March 27, 2000 (File No. 1-11429).

                             INTERSTATE TRANSACTIONS

7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:


                                    Electric Energy        Gas
Total Annual Sales                              KWh        Mcf
--------------------------------------------------------------
Interstate Transactions:

     Name of State

Delivered Out of State

Received from Out of State

               SCE&G and GENCO have on file with the FERC and SCPSC their respective 1999 FERC Form 1 which include information regarding the transmission of electric energy. SCE&G, South Carolina Pipeline Corporation and PSNC have their respective FERC Forms 2 filed with the SCPSC (for SCE&G and South Carolina Pipeline Corporation) and the NCUC (for PSNC) regarding gas distribution. These reports also have been provided as Exhibits G-1 through G-7.

                             SECURITIES OUTSTANDING

8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

     (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed:
          (Do not include here any contingent liabilities reported under paragraph 8(c).)

             BY PERMISSION OF THE STAFF OF THE COMMISSION, COLUMNS E
                          THROUGH I HAVE BEEN OMITTED.

                             AS OF DECEMBER 31, 1999

                                                                       Amount Issued
Name of Obligor          Title of Issue         Amount Authorized      Less Retired
------------------------ ---------------------- ---------------------- ----------------------

SCE&G                    9% First and             145,000,000            130,771,000
                         Refunding Mortgage
                         Bonds, Due 2006

SCE&G                    8 7/8% First and         155,000,000            103,450,000
                         Refunding Mortgage
                         Bonds, Due 2021

SCE&G(1)                 7 5/8% First             100,000,000            100,000,000
                         Mortgage Bonds, Due
                         2023

SCE&G(1)                 6% First Mortgage        100,000,000            100,000,000
                         Bonds, Due 2000

SCE&G(1)                 7 1/8% First             150,000,000            150,000,000
                         Mortgage Bonds, Due
                         2013

SCE&G(1)                 71/2% First Mortgage     150,000,000            150,000,000
                         Bonds, Due 2023

SCE&G(1)                 61/4% First Mortgage     100,000,000            100,000,000
                         Bonds, Due 2003

SCE&G(1)                 7.70% First Mortgage     100,000,000            100,000,000
                         Bonds, Due 2004

SCE&G(1)                 7 5/8% First             100,000,000            100,000,000
                         Mortgage Bonds, Due
                         2025

SCE&G(1)                 6 1/8% First             100,000,000            100,000,000
                         Mortgage Bonds, Due
                         2009

SCE&G(2)                 Fairfield County          57,000,000             56,820,000
                         Series 1984
                         Pollution Control
                         Bonds, Due 2014

SCE&G(3)                 Richland County            5,500,000              5,210,000
                         Series Pollution
                         Control Bonds, Due
                         2014

SCE&G(4)                 Fairfield County           1,100,000              1,090,000
                         Series 1986
                         Pollution Control
                         Bonds, Due 2014

SCE&G(5)                 Colleton &                 4,365,000              4,365,000
                         Dorchester Counties
                         Series Pollution
                         Control Bonds, Due
                         2014

(1) Issued on the basis of and in an aggregate principal amount not exceeding the aggregate principal amount of Class A Bonds issued and delivered to the trustee and outstanding under SCE&G's 1945 Mortgage--issued under and in accordance with and all secured by the Original Indenture.

(2) Issued on the basis of and in an aggregate principal amount not exceeding the aggregate principal amount of Class A Bonds issued under the Forty-First Supplemental Indenture, dated as of December 1, 1984--issued under and in accordance with and all secured by the Original Indenture.

(3) Issued on the basis of and in an aggregate principal amount not exceeding the aggregate principal amount of Class A Bonds issued under the Forty-Second Supplemental Indenture, dated as of December 1, 1984--issued under and in accordance with and all secured by the Original Indenture.

(4) Issued on the basis of and in an aggregate principal amount not exceeding the aggregate principal amount of Class A Bonds issued under the Forty-Third Supplemental Indenture, dated as of December 1, 1984--issued under and in accordance with and all secured by the Original Indenture.

(5) Issued on the basis of and in an aggregate principal amount not exceeding the aggregate principal amount of Class A Bonds issued under the Forty-Fifth Supplemental Indenture, dated as of December 1, 1984--issued under and in accordance with and all secured by the Original Indenture.

                                  CAPITAL STOCK

(b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                     COLUMNS G THROUGH J HAVE BEEN OMITTED.

                             AS OF DECEMBER 31, 1999


                                                       Amount Reserved
                                                       for Options,
                                      Amount           Warrants,
                                      Authorized by    Conversions and   Additional
Name of Issuer      Title of Issue    Charter          other rights      Amount Unissued  Amount Issued
------------------- ----------------- ---------------- ----------------- ---------------- -----------------

SCANA               Common Stock      150,000,000      N/A               46,427,377       103,572,623
Primesouth, Inc.    Common Stock      10,000           N/A               9,000            1,000
Palmark, Inc.       Common Stock      1,000            N/A               0                1,000
SCANA               Common Stock      10,000           N/A               9,999            1

Communications,
    Inc.*
SCANA               Common Stock      1,000            N/A               0                1,000
    Communications
    Holdings,
    Inc.*
SCANA Resources,    Common Stock      10,000           N/A               9,000            1,000
    Inc.
Instel, Inc.        Common Stock      1,000            N/A               0                1,000
SCANA               Common Stock      10,000           N/A               9,996            4
    Development
    Corp

SCANA Energy        Common Stock      1,000            N/A               999              1
    Marketing,
    Inc.
SCANA Petroleum     Common Stock      1,000            N/A               0                1,000
    Resources,
    Inc.
SPR Gas Services,   Common Stock      1,000            N/A               0                1,000
    Inc.
SCANA Services      Common Stock      1,000            N/A               0                1,000
ServiceCare, Inc.   Common Stock      1,000            N/A               0                1,000
SCANA Propane       Common Stock      1,000            N/A               0                1,000
    Gas, Inc.
SCANA Propane       Common Stock      100,000          N/A               90,000           10,000
    Supply, Inc.
USA Cylinder, Inc.  Common Stock      300,000          N/A               50,000           250,000
SCE&G               Common Stock      50,000,000       N/A               9,703,853        40,296,147
SCE&G               6.52% Preferred   1,200,000        N/A               200,000          1,000,000
                        Stock $100
                        par

SCE&G               5% Preferred      125,209          N/A               0                125,209
                       Stock $50
                       par

SCE&G               Preferred Stock   1,571,487        N/A               0                231,487
                    $50 par

GENCO               Common Stock      10,000           N/A               9,999            1
South Carolina      Common Stock      10,000           N/A               9,999            1
    Fuel
    Company, Inc.
South Carolina      Common Stock      1,000            N/A               0                1,000
    Pipeline
    Corporation
South Atlantic      Common Stock      1,000            N/A               0                1,000
Farms
SCANA Propane       Common Stock      1,000            N/A               0                1,000
    Storage

PSNC                Common Stock      1,000            N/A               0                1,000
PSNC Production     Common Stock      100,000          N/A               99,000           1,000
    Corp.
Clean Energy        Common Stock      1,000,000        N/A               998,000          2,000
    Enterprises,
    Inc.


PSNC Blue Ridge     Common Stock      100,000          N/A               99,000           1,000
    Corp.
PSNC Cardinal       Common Stock      100,000          N/A               99,000           1,000
    Pipeline
    Company

SCE&G Trust I       7.55% Trust       2,000,000        N/A               0                2,000,000
                        Preferred
                        Securities,
                        Series A

SCE&G Trust I       Common Stock      61,856           N/A               0                61,856


*   ETC

                             CONTINGENT LIABILITIES

(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                             AS OF DECEMBER 31, 1999

Issuer of Guarantee          Issued on behalf of        Amount                     Type of Guarantee
---------------------------- -------------------------- -------------------------- --------------------------


SCANA                        GENCO                      48,900,000                 Guarantee
SCANA                        GENCO                      35,850,000                 Guarantee
SCANA                        Primesouth, Inc.           5,000,000                  Line of Credit
SCANA                        SCANA Energy Marketing,    40,000,000                 Guarantee
                             Inc.
SCANA                        SCANA Energy Marketing,    40,000,000                 Guarantee
                             Inc.
SCE&G                        South Carolina Fuel        Up to $150,000,000         Guarantee
                             Company, Inc.


                                OTHER SECURITIES

(d) A statement of the amount of warrants, rights, or other options of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances that mature within nine months.

               Information with respect to SCANA's Investor Plus Plan is set forth in SCANA's Registration Statement No. 33-32107; information with respect to SCANA's Stock Purchase Plan is set forth in SCANA Registration Statement No. 333-87281; information with respect to SCANA's Non-Employee Directors Plan is set forth in SCANA Registration Statement No. 333-18973; information with respect to SCANA's Performance Share Plan is set forth in SCANA Registration Statement No. 33-49333; and information with respect to SCANA's Long-Term Equity Incentive Plan is set forth in SCANA's Application/Declaration on Form U-1, as amended and restated (File No. 70-9639), each of which is incorporated by reference herein.

                        INVESTMENTS IN SYSTEM SECURITIES

9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares of units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.

                             AS OF DECEMBER 31, 1999


Name of Company                                 Number of Common Shares   % Voting Power    Issuer Book
                                                Owned                                       Value ($000)
----------------------------------------------- ------------------------- ----------------- -----------------


SCANA

         SCE&G                                       40,296,147                 100%          181,333
                  SCE&G Trust I                          61,856                 100%            1,546
         GENCO                                                1                 100%           20,000
         South Carolina Fuel Company, Inc.                    1                 100%                1
         South Carolina Pipeline Corporation                  1                 100%               40
                  C&T Pipeline, LLC                         N/A                 100%              N/A
         SCANA Propane Gas, Inc.                          1,000                 100%           12,104
                               SCANA Propane             10,000                 100%               10
         Supply, Inc.                                   250,000                 100%              250
                               USA Cylinder
         Exchange, Inc.
         SCANA Energy Marketing, Inc.                         1                 100%                1
                  SCANA Energy Trading, LLC                 N/A                  70%              N/A
         SCANA Petroleum Resources, Inc.                  1,000                 100%                1
                  SPR Gas Services, Inc.                  1,000                 100%                1
         SCANA Services, Inc.                             1,000                 100%                1
         SCANA Communications, Inc.*                          1                 100%                0
                  SCANA Communications
                  Holdings,
                    Inc.*                                 1,000                 100%               20
                         Powertel, Inc. *             4,887,869               16.34%           72,843
                  FRC, LLC*                                 N/A                  50%              N/A
         Primesouth Inc.                                  1,000                 100%            1,000
                  Palmark, Inc.                           1,000                 100%                1
         SCANA Resources, Inc.                            1,000                 100%                1
                                                          1,000                 100%                1
                  Instel, Inc.
         ServiceCare, Inc.                                1,000                 100%                1
         SCANA Propane Storage, Inc.                      1,000                 100%                1
         SCANA Development Corporation                        4                 100%            2,849
         South Atlantic Farms                             1,000                 100%                1
         Cogen South, LLC                                   N/A                  50%              N/A
         Palmetto Lime, LLC                                 N/A                  49%              N/A
         PSNC                                             1,000                 100%                1
                   Clean Energy                           2,000                 100%                2
                     Enterprises, Inc.
                   PSNC Blue Ridge                        1,000                 100%               10
                     Corporation
                       Pine Needle LNG                      N/A                  17%              N/A
                         Company, LLC**
                   PSNC Production                        1,000                 100%                1
                     Corporation
                       SCANA Public Service                 N/A                 100%              N/A
                         Company, LLC
                   PSNC Cardinal                          1,000                 100%                1
                     Pipeline Company                       N/A                  33%              N/A
                    Cardinal Pipeline
                      Company, LLC**

*  ETC
** Exempt pursuant to Rule 16.


                         INVESTMENTS IN OTHER COMPANIES

10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.



Investor                    Investee               Type                       Quantity        Cost        Carrying Value
--------------------------- ---------------------- ------------------------- ----------- ---------------- ---------------


SCANA                       Cogen South            Limited Liability               N/A   $  14,306,797   $   14,306,797
                                                   Corporation
SCANA                       Palmetto Lime          Limited Liability               N/A      15,966,145       15,966,145
                                                   Corporation
SCANA                       Palmetto Seed          Common Shares                 7,500          75,000           75,000
                            Capital Corp.
SCANA                       Palmetto Seed          Limited Partnership             N/A         312,867          312,867
                            Capital Fund
SCANA                       Business Development   Capital Stock                   150         150,000          150,000
                              Corp. Certificate
SCE&G                       Business Development   Capital Stock                    60          60,000           60,000
                              Corp. Certificate
SCANA Communications        ITC Holding Company,   Common Shares             3,098,464       7,087,682        7,087,682
    Holdings Inc.*            Inc.
SCANA Communications        ITC Holding Company,   Series A Convertible        645,153       8,880,215        8,880,215
    Holdings Inc.*            Inc.                   Preferred
SCANA Communications        ITC Holding Company,   Series B Convertible        133,664       4,963,100        4,963,100
    Holdings Inc.*            Inc.                   Preferred
SCANA Communications        ITC DeltaCom Inc.      Common Shares             5,105,833      42,738,488        141,048,636
    Holdings Inc.*
SCANA Communications        ITC DeltaCom, Inc.     Series A Convertible      1,480,771      11,259,673        11,259,673
    Holdings Inc.*                                   Preferred
SCANA Communications        Powertel, Inc.*        Common Shares             4,887,869      72,842,884        490,619,853
    Holdings Inc.*
SCANA Communications        Powertel, Inc.*        Series B Convertible        100,000      75,060,428        75,060,428
    Holdings Inc.*                                   Preferred
SCANA Communications        Powertel, Inc.*        Series D Convertible         50,000      22,501,873        22,501,873
    Holdings Inc.*                                   Preferred
SCANA Communications        Powertel, Inc.*        Series E Convertible         50,000      75,001,126        75,001,126
    Holdings Inc.*                                   Preferred
SCANA Communications        Knology, Inc.          Senior Discount Notes        71,050      39,998,908        51,575,420
    Holdings Inc.*
SCANA Communications,       Knology, Inc.          Warrants to Purchase        265,300               -                -
    Inc.*                                            Preferred Shares
SCANA Communications        Knology, Inc.          Series A Preferred Stock    451,800       1,129,500        1,129,500
    Holdings Inc.*
SCANA Communications,       FRC, LLC*              Limited Liability               N/A       6,483,927        6,483,927
    Inc.*                                            Corporation
PSNC Blue Ridge             Pine Needle LNG        Limited Liability               N/A      10,678,733        10,678,733
    Corporation                 Company,             Corporation
                                LLC**
PSNC Cardinal Pipeline      Cardinal Pipeline      Limited Liability               N/A      18,210,651        18,210,651
    Company                     Company,             Corporation
                                LLC**
SCANA Energy Marketing      SCANA Energy Trading   Limited Liability               N/A         320,771           320,771
  Inc.                                               Corporation
PrimeSouth Inc.             West Texas Renewables  Limited Liability               N/A       7,955,244         7,955,244
                                                     Corporation
                                                                                         ---------------- ---------------
Total Investments                                                                        $ 435,984,011     $ 963,647,640
                                                                                         ================ ===============

*  ETC
** Exempt pursuant to Rule 16.

                        INDEBTEDNESS OF SYSTEM COMPANIES

11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

(a)  Debts owed to associate companies as of December 31, 1999:

     (i)  Intercompany Payables and Receivables:



Name of Debtor          Name of Creditor      Amount Owed          Rate of Interest      Date of Maturity
----------------------- --------------------- -------------------- --------------------- --------------------


ServiceCare, Inc.       SCANA                 $      837,728.61    N/A                   N/A
SCANA Propane           SCANA                         28,630.45    N/A                   N/A
Services, Inc.
SCANA Energy            SCANA                      3,356,308.01    N/A                   N/A
    Marketing, Inc.
Primesouth, Inc.        SCANA                        454,197.22    N/A                   N/A
SCANA Petroleum         SCANA                         24,636.21    N/A                   N/A
    Resources, Inc.
SCANA Development       SCANA                        127,036.40    N/A                   N/A
    Corporation

South Carolina          SCANA                      2,737,487.79    N/A                   N/A
Pipeline
    Corporation

SCANA                   South Carolina                31,481.30    N/A                   N/A
                        Pipeline
                            Corporation

SCANA Propane Gas,      SCANA                        66,445.54     N/A                   N/A
    Inc.
SCANA Communications,   SCANA                     1,204,696.84     N/A                   N/A
    Inc.*
SCE&G                   SCANA                    25,800,000.00     N/A                   N/A
GENCO                   SCANA                       900,000.00     N/A                   N/A
SCANA Resources, Inc.   SCANA                       163,794.79     N/A                   N/A


Palmetto Lime, LLC      SCANA                    14,231,678.00     7.00%                 N/A
Cogen South, LLC        SCANA                    14,306,797.00     N/A                   N/A
ServiceCare, Inc.       SCE&G                       164,275.45     N/A                   N/A
SCANA Energy            SCE&G                     3,172,722.18     N/A                   N/A
    Marketing, Inc.
Primesouth, Inc.        SCE&G                        29,908.99     N/A                   N/A
SCE&G                   SCANA Development            69,811.14     N/A                   N/A
                            Corporation

South Carolina          SCE&G                       261,900.26    N/A                   N/A
Pipeline
    Corporation

SCANA Communications,   SCE&G                       531,812.04    N/A                   N/A
    Inc.*
South Carolina Fuel     SCE&G                    11,698,000.00    N/A                   N/A
    Company, Inc.
SCE&G                   ServiceCare, Inc.           315,718.40    N/A                   N/A
SCE&G                   SCANA Energy              2,670,782.17    N/A                   N/A
                            Marketing, Inc.
SCE&G                   SCANA Development            64,814.33    N/A                   N/A
                            Corporation

SCE&G                   South Carolina           20,966,861.01    N/A                   N/A
                        Pipeline Corporation

SCE&G                   GENCO                     9,213,414.89    N/A                   N/A
SCANA Propane Gas,      South Carolina               21,007.86    N/A                   N/A
Inc.                    Pipeline Corporation

SCANA Propane           SCANA Propane Gas,           52,546.13    N/A                   N/A
Services,               Inc.
    Inc.
SCANA                   SCANA Propane            37,388,733.27    N/A                   N/A
                        Services, Inc

SCANA                   SCANA Propane Gas,       30,860,295.37    N/A                   N/A
                        Inc

C&T Pipeline, LLC       South Carolina               16,844.99    N/A                   N/A
                        Pipeline Corporation

South Carolina          C&T Pipeline, LLC         6,452,215.98    N/A                   N/A
Pipeline Corporation

PSNC Production         PSNC                        629,869.51    N/A                   N/A
    Corporation

PSNC                    SCANA Public Service        150,922.86    N/A                   N/A
                            Company, LLC


*    ETC

     (ii) Intercompany Notes Receivable/Payable:


Name of Debtor          Name of Creditor      Amount Owed          Rate of Interest      Date of Maturity
----------------------- --------------------- -------------------- --------------------- --------------------


GENCO                   SCANA                 $    1,250,000.00    6.34%                 N/A
Primesouth, Inc.        SCANA                      7,964,000.00    6.34%                 N/A
ServiceCare, Inc.       SCANA                     22,155,927.00    6.34%                 N/A
SCANA Development       SCANA                        827,610.62    5.00%                 1/1/23
    Corporation

SCANA Development       SCANA                      2,358,454.71    6.34%                 6/30/16
    Corporation
SCANA Development       SCANA                        302,136.67    6.34%                 N/A
    Corporation

SCANA Development       SCANA                        107,998.51    6.34%                 11/1/00
    Corporation
SCANA Development       SCANA                        395,400.00    6.34%                 N/A
    Corporation

South Carolina          SCANA                     34,027,797.37    6.80%                 N/A
    Pipeline
    Corporation

South Carolina          SCANA                     25,000,000.00    6.90%                 N/A
    Pipeline
    Corporation

SCANA Communications,   SCANA                    342,869,224.58    6.34%                 N/A
    Inc.*
SCANA Energy            SCANA                    149,608,849.00    6.34%                 N/A
    Marketing, Inc.
SCANA Resources, Inc.   SCANA                      3,305,253.57    6.34%                 N/A
SCANA Communications    SCANA                    332,180,427.40    6.34%                 N/A
    Holdings, Inc.*     Communications,
                            Inc.*
PSNC Blue Ridge         PSNC                        9,140,366.94   N/A                   N/A
    Corporation

PSNC Production         PSNC                        9,384,269.02   N/A                   N/A
    Corporation

PSNC                    Clean Energy                6,819,596.20   N/A                   N/A
                            Enterprises,
                            Inc.
PSNC Cardinal Pipeline  PSNC                      17,285,091.45    N/A                   N/A
    Company


*    ETC

(b)  Debts owed to others as of December 31, 1999:

                  BY PERMISSION OF THE STAFF OF THE COMMISSION,
                    "DEBTS OWED TO OTHERS" HAS BEEN OMITTED.

                                PRINCIPAL LEASES

12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.


Lessee                                     Lessor                           Items Leased                  Total 1999 Payments
------------------------------------------ -------------------------------- ----------------------------- --------------------
SCE&G                                      P.W. Main Associates             Office Space                  $     7,993,084
SCE&G                                      Blanchard Machinery, et al.      Misc. Equipment and Tools              57,549
SCE&G                                      Flex Leasing                     Railcars                            1,663,269
SCE&G                                      Centoff Realty                   Office Space                          251,272
SCE&G                                      Riverland Development            Office Space                           57,578
SCE&G                                      Riverland Development            Office Space                           78,732
SCE&G                                      M.S. Joint Venture               Office Space                          630,740
SCE&G                                      Warren P. Hylton                 Office Space                          227,315
SCE&G                                      SCANA Development Corp.          Office Space                          116,616
SCE&G                                      S.C. National Guard              Office Space                          120,000
SCE&G                                      Alliance Scaffolding             Clean & Contaminated                  194,215
                                                                            Scaffolding

SCE&G                                      Xerox                            Reproduction Equipment                126,365
SCE&G                                      MC Leasing, Inc., et al.         Computers                             300,000
                                                                                                          ---------------
                                                                                                          $    11,816,735
                                                                                                          ===============

SCANA Energy Marketing, Inc. South         Cresent Resources                Building                      $       322,768
  Carolina
SCANA Energy Marketing, Inc. South         Trizechahn                       Building                              222,352
  Carolina
SCANA Energy Marketing, Inc. South         Centennial, LLE                  Office Space                          300,000
  Carolina
                                                                                                          ---------------
                                                                                                          $       845,120
                                                                                                          ===============

SCANA Communications, Inc.*                Pinacle Towers                   Towers                        $       208,487
SCANA Communications, Inc.*                SCE&G                            Office Space                          184,197
SCANA Communications, Inc.*                Warren P. Hylton                 Office Space                           84,648
SCANA Communications, Inc.*                Warren P. Hylton                 Office Space                           81,648
                                                                                                          ---------------
                                                                                                          $       558,980
                                                                                                          ===============
*    ETC

ServiceCare, Inc.                          Riverland Development Corp.      Office Space                  $       192,718
                                                                                                          ---------------
                                                                                                          $       192,718
                                                                                                          ===============


PSNC                                       Pearson's Inc.                   Office Building               $       105,664
PSNC                                       New Court Leasing                Copiers                                60,452
PSNC                                       IBM Credit Corp.                 One-Way Processor                      79,908
PSNC                                       CLG, Inc.                        Virtual Array Storage                 229,829
PSNC                                       OCE Printing Systems             Page Printers                          72,012
PSNC                                       Pitney Bowes Credit Corp.        Mailing Machines                       53,400
                                                                                                          ---------------
                                                                                                          $       601,265
                                                                                                          ===============


SCANA Energy Marketing, Inc. Georgia       Turner Arena Operations, Inc.    Office Space                  $       225,000
SCANA Energy Marketing, Inc. Georgia       Regent Partners                  Office Space                          232,248
SCANA Energy Marketing, Inc. Georgia       The Kroger Co.                   Office Space                          630,000
                                                                                                          ---------------
                                                                                                          $     1,087,248
                                                                                                         ================

                                                                            GRAND TOTAL LEASES            $    15,102,066
                                                                                                          ================

                                 SECURITIES SOLD

13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:



Issuer            Title of       Amount Issued   Proceeds       Approximate     Name of        Underwriters
                  Issue          or Sold ($000)  Received by    Expenses of     Principal      Initial
                                                 Issuer per     Issuer per      Underwriters   Offering
                                                 $100 (before   $100                           Price
                                                 expenses)
----------------- -------------- --------------- -------------- --------------- -------------- --------------


      1995

SCE&G             First          100,000         99.583         8.362           PaineWebber    100%
                    Mortgage
                    Bonds

SCANA             Common Stock   4,500           22.410         1.003           PaineWebber    23.000
                                                                                and
                                                                                Robinson-Humphrey

SCANA(1)          Common Stock   1,435           27.300         0               N/A            N/A
SCANA(2)          Common Stock   1,631           29.260         0               N/A            N/A

      1996

SCANA(1)          Common Stock   1,118           27.110         0               N/A            N/A
SCANA(2)          Common Stock   1,394           27.200         0               N/A            N/A

      1997

SCANA             Medium-Term    25,000          99.375         1.563           PaineWebber    100%
                    Notes
SCE&G             Cumulative    100,000          99.000         1.303           PaineWebber    100%

                  Preferred
                    Stock

SCE&G Trust I     Trust          50,000          100.000        0.788           Credit         100%
                    Preferred                                                   Suisse First
                                                                                Boston and

                  Securities                                                    PaineWebber
SCE&G               Junior         50,000          100.000        0.152         Credit         100%
                                                                                Suisse First

                  Subordinated                                                  Boston and
                                                                                PaineWebber

                  Debentures

SCANA(1)          Common Stock   185             26.240         0               N/A            N/A
SCANA(2)          Common Stock   961             25.480         0               N/A            N/A

      1998

SCANA             Medium-Term    60,000          99.500         3.150           PaineWebber    100%
                    Notes
SCANA             Medium-Term    75,000          99.500         3.150           PaineWebber    100%
                    Notes                                                       and
                                                                                Credit
                                                                                Suisse First
                                                                                Boston

SCANA             Medium-Term    115,000         99.375         7.481           PaineWebber,   100%
                    Notes                                                       Credit
                                                                                Suisse First
                                                                                Boston and
                                                                                BankAmerica

      1999

SCE&G             First          100,000         99.333         7.168           PaineWebber    100%
                    Mortgage                                                    and
                     Bonds                                                      Credit
                                                                                Suisse First
                                                                                Boston

SCANA             Medium-Term    150,000         100.000        1.434           Credit         100%
                    Notes                                                       Suisse First
                                                                                Boston

SCANA             Medium-Term    50,000          99.5000        2.500           PaineWebber    100%
                    Notes                                                       and
                                                                                BankAmerica


(1)      Issued pursuant to SCANA Investor Plus Plan
(2)      Issued pursuant to SCANA's Stock Purchase Savings Plan

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14(a). Summarize the terms of any existing agreement to which the registrant of any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

               Certain information regarding agreements with respect to future distribution of securities of SCANA and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated by reference: Item 1.G of the Financing U-1, as amended; information with respect to SCANA's Investor Plus Plan is set forth in SCANA's Registration Statement No. 33-32107; information with respect to SCANA's Stock Purchase Plan is set forth in SCANA Registration Statement No. 333-87281; information with respect to SCANA's Non-Employee Directors Plan is set forth in SCANA Registration Statement No. 333-18973; information with respect to SCANA's Performance Share Plan is set forth in SCANA Registration Statement No. 33-49333; and information with respect to SCANA's Long-Term Equity Incentive Plan is set forth in SCANA's application/declaration of Form U-1 (File No. 70-9639).

14(b). Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

               The beneficiaries of the employee benefit plans referred to above may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (a) The twenty largest registered holders of common stock of SCANA, as of its most recent dividend record date.

               SCANA shares can be held by certificate, through dividend reinvestment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, SCANA has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, SCANA is only able to provide information as to shares registered with SCANA.

               The following table sets forth SCANA's twenty largest registered shareholders on the books as of April 11, 2000:


Title of Issue               Holder of Record and Address      Number of Shares    Percent of Class
                                                               Owned
SCANA Common Stock           Cede & Co.                        85,262,541          83.93%
                             PO Box 20, Bowling Green
                             Station, New York, NY 10004

SCANA Common Stock           Merrill Lynch, Pierce,            1,522,118           1.5%
                             Fenner & Smith Incorporated,
                             101 Hudson Street
                             Jersey City, NJ 07302

SCANA Common Stock           First Union & Co.                 190,891             0.19%
                             First Union National Bank
                             Trust, 1525 W. WT Harris
                             Boulevard, Charlotte, NC 28288

SCANA Common Stock           Jack H. Shannon                   149,497             0.15%
                             3824 Old Leeds Road
                             Birmingham, AL 35213

SCANA Common Stock           W. Nelson Hare                    130,107             0.13%
                             PO Box 868, Apex, NC 27502

SCANA Common Stock           Allen K. Pike Revocable Trust     110,000             0.11%
                             (F.B.O. Allen W. Pike), 20
                             Chestnut Street
                             Apartment N10
                             Charlotte, NC 03833

SCANA Common Stock           Annabelle Z. Royster              91,076              0.09%
                             3621 W. Club Colony Drive
                             Gastonia, NC 28056

SCANA Common Stock           Phyllis Z. Sudduth                88,129              0.09%
                             3617 W. Club Colony Drive
                             Gastonia, NC 28056

SCANA Common Stock           The Carlton Trust (F.B.O.         79,360              0.08%
                             Marion D. Lucas, Jr. Trust)
                             PO Box 3931, Florence, SC 29502

SCANA Common Stock           Maurice Miller Revocable Trust    73,799              0.07%
                             (F.B.O. Maurice Miller &
                             Maurleen V. Miller Trust),  PO
                             Box 312, Batavia, OH 45103

SCANA Common Stock           Lawrence M. Gressette, Jr.        60,986              0.06%
                             40 Avian Trail, Columbia, SC
                             29206

SCANA Common Stock           Henry D. Ledbetter                58,736              0.06%
                             PO Box 1177, Rockingham, NC
                             28380


SCANA Common Stock           Charles E. Ziegler                49,152              0.05%
                             3427 Cypress Club Drive,
                             Charlotte, NC 28210

SCANA Common Stock           Robert Glenmore Sharp Living      47,707              0.05%
                             Trust (F.B.O. Robert Glenmore
                             Sharp Trust), PO Box 998,
                             Sumter, SC 29151


SCANA Common Stock           Virgil C. Summer, 122 Holly       45,636              0.04%
                             Ridge Lane, Quail Hollow, West
                             Columbia, SC 29169

SCANA Common Stock           Fannie B. Ziegler, 2029 D.        42,349              0.04%
                             Union Road, Gastonia, NC 28054

SCANA Common Stock           William J. Canady, 127 Jackson    42,108              0.04%
                             Avenue, South Park, Morgantown,
                             WV 26501

SCANA Common Stock           Winifred Pitts Nixon, 316 Broad   42,078              0.04%
                             Street, La Grange, GA 30240

SCANA Common Stock           Virginia H. Ziegler, 3427         37,207              0.04%
                             Cypress Club Drive, Charlotte,
                             NC 28210

SCANA Common Stock           Barbara L. Sudduth Kincaid        36,300              0.04%
                             16630 Greenfarm Road,
                             Huntersville NC 28078


     (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

               At the most recent record date, there were 3,568 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 97,552,794.

     (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.

               At the most recent record date, there were 27,240 shareholders holding less than 1,000. The aggregate number of shares held by these shareholders was 4,038,871.

                        OFFICERS, DIRECTORS AND EMPLOYEES

16(a). Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

         State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

16(b). Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

16(c). Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

16(d). Contracts. If any such director, trustee, or officer as aforesaid: (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or, (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or, (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

                  By permission of the Staff of the Commission, information required to be disclosed pursuant to Items 16(a) through 16(d) is not set forth herein. In lieu thereof, information in respect thereof is set forth in (i) the Proxy Statement of SCANA distributed in connection with the 2000 Annual Meeting of Shareholders and (ii) the Annual Report on Form 10-K for the year ending December 31, 1999 for SCANA and the Annual Report of Form 10-K for the fiscal year ended September 30, 1999 for PSNC, and such information is hereby incorporated by reference.

16(e). Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
         Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

     1. James A. Bennett - Member of Board of Directors since 1997 and currently the President and Chief Executive Officer of South Carolina Community Bank, based in South Carolina. There is a pending no-action letter regarding Mr. Bennett's status under the Act.

     2. William C. Burkhardt - Member of Board of Directors since 2000 and currently a director of Capital Bank. Authorized pursuant to Rule 70(a) of the Act.

     3. Elaine T. Freeman -- Member of Board of Directors since 1992 and currently a director of National Bank of South Carolina. Authorized pursuant to Rule 70(a) of the Act.

     4. W. Hayne Hipp -- Member of Board of Directors since 1983 and currently a director of Wachovia Corporation. Authorized pursuant to Rule 70(b) of the Act.

     5. Lynne A. Miller -- Member of Board of Directors since 1997 and currently a director of Adams National Bank. Authorized pursuant to Rule 70(b) of the Act

     6. Maceo K. Sloan -- Member of Board of Directors since 1997 and currently a director of Mechanics & Farmers Bank. Authorized pursuant to Rule 70(a) of the Act.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

               To the knowledge of SCANA, no such interests exist.

                   Service, sales, and construction contracts

18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     1. SCANA Services has entered into service agreements, a form of which is filed herewith as Exhibit H-1, each dated as of April 1, 2000 and in the form filed as Exhibit C-1 to the Financing U-1 and approved by the Commission, with each of SCANA, SCE&G, PSNC, South Carolina Pipeline Corporation, SCANA Energy Marketing, Inc., SCANA Communications, Inc. and Primesouth, Inc.

     2. SCANA Communications, Inc. has entered into Ground Lease Agreements, a form of which is filed herewith as Exhibit H-2, with SCE&G in connection with Lady's Island and Burton substations. There are currently two such lease agreements entered into on March 1, 2000 and May 1, 2000, respectively, and are each set to expire five years thereafter, subject to renewal. The rent to be paid thereunder is $4,800/year and $6,000/year, respectively.

     3. SCE&G entered into an Agency Agreement with SCANA Energy Marketing, Inc. on July 1, 1997. The agreement is to continue until terminated. Under the agreement, SCANA Energy Marketing, Inc. acts as a non-exclusive broker for SCE&G. Compensation to SCANA Energy Marketing, Inc. shall be all out of pocket costs assignable to and a portion of SCANA Energy Marketing, Inc.'s fixed costs properly allocable to SCANA Energy Marketing, Inc.'s provision of services thereunder. This agreement is filed herewith as Exhibit H-3.

                                   LITIGATION

19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

     (2)  Proceedings involving any franchise claimed by any such company;

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

               Information regarding litigation involving SCANA and its subsidiaries is incorporated by reference to the following documents:
          Item 3 of the Annual Report of SCANA on Form 10-K for the year ended December 31, 1999 (File No. 1-8809), SCANA's Quarterly Report on Form 10-Q for the transition period from October 1, 1999 to December 31, 1999 (File No. 1-8809), Item 3 of the Annual Report of PSNC for the fiscal year ended September 30, 1999 (File No. 1-11429) and PSNC's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as amended by Form 10-Q/A filed on March 27, 2000 (File No. 1-11429).

                                    EXHIBITS

EXHIBIT A.        Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

                  A corporate chart of SCANA and its subsidiaries has been provided as Exhibit A-1.

EXHIBIT B.        With respect to the registrant and each  subsidiary  company
                  thereof,  furnish  a  copy  of  the  charter,   articles  of
                  incorporation,  trust agreement,  voting trust agreement, or other  fundamental  document of organization,  and a copy of its bylaws,  rules,  and regulations,  or other  instruments corresponding  thereto.  If such  documents do not set forth
                  fully  the  rights,  priorities,    and  preferences  of the
                  holders  of each  class of capital  stock  described  in the answer  to  Item  8(b)  and  those  of  the  holders  of any warrants,  options  or  other  securities  described  in the answer to Item 8(d), and of any  limitations on such rights, there  shall also be  included  a copy of each  certificate, resolution,  or other document establishing or defining such rights and  limitations.  Each such document shall be in the
                  amended   form   effective   at  the  date  of  filing   the
                  registration statement or shall be accompanied by copies of any amendments to it then in effect.

                       By permission of the Staff of the  Commission,  in lieu
                  of the exhibits required hereunder, the disclosure requirements for Exhibit B have been limited to (i) the state of incorporation for SCANA and each of its subsidiary companies; (ii) a brief description of every subsidiary company of SCANA; and (iii) a brief description of every subsidiary company of SCANA including a statement as to whether each such company is active or inactive. Such information is set forth in Items 4 and 5 hereof.

EXHIBIT C.(a)     With  respect  to each  class of  funded  debt  shown in the answers  to  Items  8(a)  and  8(c),  submit  a copy  of the indenture or other fundamental  document defining the rights of the holders of such security, and a copy of each contract
                  or  other   instrument   evidencing  the  liability  of  the
                  registrant  or a subsidiary  company  thereof as endorser or guarantor of such security. Include a copy of each amendment
                  of  such  document  and  of  each  supplemental   agreement,
                  executed  in  connection  therewith.  If there have been any
                  changes  of  trustees  thereunder,   such  changes,   unless
                  otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

          (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

              OMITTED BY PERMISSION OF THE STAFF OF THE COMMISSION.

EXHIBIT D.        A  consolidating  statement  of income  and  surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

                       The financial statements of SCANA and its subsidiaries,
                  with pro forma adjustments to reflect the acquisition of PSNC, have been provided as Exhibit D-1.

EXHIBIT E.        For each public  utility  company and natural gas producing and pipe line  property in the holding  company  system of the
                  registrant,   furnish  the  following   maps   (properties  of
                  associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

(1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

(2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and capacity;

     (b) Transmission lines -- voltage, number of circuits, kind of supports, kind and size of conductors;

     (c)  Transmission substations -- capacity;

     (d)  Distribution substation -- capacity; and

     (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

(3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

(4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

     (a)  Generating plants -- kind and daily capacity;
     (b)  Holders -- kind and capacity;

     (c)  Compressor stations -- capacity in horsepower;
     (d) Transmission pipe lines -- size, approximate average transmission pressure and the estimated daily delivery capacity of the system;
     (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and

     (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

     The maps have been provided as Exhibits E-1 through E-10.

EXHIBIT F.        Furnish an accurate copy of each annual report for the last fiscal  year  ending  prior to the date of the  filing of this
                  registration   statement,   which  the   registrant  and  each
                  subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

                           SCANA's 2000 Annual Report to  Shareholders  has been
                  provided as Exhibit F-1 hereto. PSNC's 1999 Annual Report to Shareholders has been provided as Exhibit F-2 hereto. SCANA's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-8809), PSNC's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (File No. 1-11429) and SCE&Gs Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-3375), are each incorporated by reference herein.

EXHIBIT G.        Furnish a copy of each annual report that the registrant and each public utility  subsidiary  company  thereof shall have filed  with any  State  Commission  having  jurisdiction  to regulate  public utility  companies for the last fiscal year ending  prior  to  the  date  of  filing  this  registration statement.  If any such  company  shall have  filed  similar reports  with  more  than one  such  State  commission,  the registrant  need  file a copy  of only  one of such  reports provided  that  notation  is made of such  fact,  giving the names of the  different  commissions  with which such report was filed,  and setting  forth any  differences  between the
                  copy   submitted  and  the  copies  filed  with  such  other
                  commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form
                  SE.

     1. 1999 Annual Report of SCE&G on FERC Forms 1 and 2 to the SCPSC (filed herewith as Exhibit G-6 on Form SE).
     2. 1999 Annual Report of GENCO on FERC Form 1 to the SCPSC (filed herewith as Exhibit G-7 on Form SE).
     3. 1999 Annual Report of South Carolina Pipeline Corporation on FERC Form 2 to the SCPSC (filed herewith as Exhibit G-4 on Form SE).

     4. 1999 Annual Report of PSNC on FERC Form 2 to the NCUC (filed herewith as Exhibit G-5 on Form SE).

EXHIBIT H.        Typical forms of service,  sales, or construction  contracts described in answer to Item 18.

     1. SCANA Services has entered into service agreements, a form of which is filed herewith as Exhibit H-1, each dated as of April 1, 2000 and in the form filed as Exhibit C-1 to the Financing U-1 and approved by the Commission, with each of SCANA, SCE&G, PSNC, South Carolina Pipeline Corporation, SCANA Energy Marketing, Inc., SCANA Communications, Inc. and Primesouth, Inc.

     2. SCANA Communications, Inc. has entered into Ground Lease Agreements, a form of which is filed herewith as Exhibit H-2, with SCE&G in connection with Lady's Island and Burton substations. There are currently two such lease agreements entered into on March 1, 2000 and May 1, 2000, respectively, and are each set to expire five years thereafter, subject to renewal. The rent to be paid thereunder is $4,800/year and $6,000/year, respectively.

     3. SCE&G entered into an Agency Agreement with SCANA Energy Marketing, Inc. on July 1, 1997. The agreement is to continue until terminated. Under the agreement, SCANA Energy Marketing, Inc. acts as a non-exclusive broker for SCE&G. Compensation to SCANA Energy Marketing, Inc. shall be all out of pocket costs assignable to and a portion of SCANA Energy Marketing, Inc.'s fixed costs properly allocable to SCANA Energy Marketing, Inc.'s provision of services thereunder. This agreement is filed herewith as Exhibit H-3.

This registration statement is comprised of:

     (a)  Pages numbered 1 to 25 consecutively.

     (b) The following Exhibits: the Exhibits shown on the attached exhibit index.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Columbia and State of South Carolina on the 11th day of May, 2000.

                                               SCANA CORPORATION

                                               By: /s/ H. Thomas Arthur
                                                   --------------------
                                               Name: H. Thomas Arthur
                                               Title: Senior Vice President and
                                                        General Counsel

(Seal)
Attest:

/s/ Lynn M. Williams
        (Secretary)

                                  VERIFICATION

State of South Carolina
County of Richland

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated May 11, 2000 for and on behalf of SCANA Corporation; that he is the Senior Vice President and General Counsel of such company; and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                                      /s/ H. Thomas Arthur
                                                      --------------------
                                                        H. Thomas Arthur

(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 11th day of May, 2000

/s/ Sarah A. Davis
------------------
My commission expires February 2, 2004

                                INDEX OF EXHIBITS

EXHIBIT NO.         DESCRIPTION

         A-1        Corporate  chart  of  SCANA  and  its  subsidiaries   (filed
                    herewith on Form SE).

         D-1 Consolidating pro forma income statement of SCANA and its subsidiaries for the year ended December 31, 1999 and consolidating pro forma balance sheet of SCANA and its subsidiaries as of December 31, 1999.

         E-1 Map of SCANA's gas and electric service areas (filed herewith on Form SE).

         E-2 Map of SCE&G's service area, districts and office location (filed herewith on Form SE).

         E-3 Map of South Carolina Pipeline and PSNC Energy Gas Pipeline System location (filed herewith on Form SE).

         E-4 Map of South Carolina Pipeline Corporation natural gas transmission pipelines location (filed herewith on Form SE).

         E-5 Map of PSNC natural gas service areas location (filed herewith on Form SE).

         E-6        Map  of  franchised  service  territories   location  (filed
                    herewith on Form SE).

         E-7 Map of certain SCANA office locations location (filed herewith on Form SE).

         E-8 Map of SCE&G transmission system location (filed herewith on Form SE).

         E-9 Map of PSNC transmission system location (filed herewith on Form SE).

         E-10       Map  of  SCE&G  gas  service  territories   location  (filed
                    herewith on Form SE).

         F-1 SCANA's 2000 Annual Report to Shareholders (filed herewith on Form SE).

         F-2 PSNC's 1999 Annual Report to Shareholders (filed herewith on Form SE).

         G-1 1999 Annual Report of SCE&G to the FERC (FERC Form 1) (filed herewith on Form SE).

         G-2 1999 Annual Report of GENCO to the FERC (FERC Form 1) (filed herewith on Form SE).

         G-3 1999 Annual Report of SCE&G to the SCPSC (FERC Form 2) (filed herewith on Form SE).

         G-4 1999 Annual Report of South Carolina Pipeline Corporation to the SCPSC (FERC Form 2) (filed herewith on Form SE).

         G-5 1999 Annual Report of PSNC to the NCUC (FERC Form 2) (filed herewith on Form SE).

         G-6 1999 Annual Report of SCE&G to the South Carolina Public Service Commission (Required annual reports are FERC Form 1 and FERC Form 2, Exhibits G-1 and G-3, respectively).

         G-7 1999 Annual Report of GENCO to the South Carolina Public Service Commission (Required annual report is FERC Form 1, Exhibit G-2).

         H-1 Form of SCANA Service Agreement (incorporated by reference to the Financing U-1 filing (Exhibit C-1 thereto).

         H-2        SCANA  Communications,  Inc.  Ground  Lease  Agreement  with
                    SCE&G.

         H-3        SCE&G Agency Agreement with SCANA Energy Marketing, Inc.